SEC FILE NUMBER
001-34289

CUSIP NUMBER
98145W208

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WORLD ENERGY SOLUTIONS, INC.

Full Name of Registrant

Former Name if Applicable

100 Front Street

Address of Principal Executive Office (Street and Number)

Worcester, Massachusetts 01608

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported by the Registrant under Item 4.02 of its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2013, the Registrant is in the process of restating its previously issued audited financial statements for the year ended December 31, 2011 included in the Company’s Annual Report on Form 10-K, and its unaudited financial statements for the quarterly periods ended March 31, 2012, June 30, 2012, and September 30, 2012 included in the Company’s Quarterly Reports on Form 10-Q and the unaudited pro forma disclosures included in its Form 8-K/A filed on December 17, 2012 (the “Relevant Periods”). The Registrant is working diligently to complete the restatement of the Relevant Periods; however, the Registrant is unable to complete the restatement process, and file its Annual Report on Form 10-K for the period ending December 31, 2012 on or before the prescribed due date of April 1, 2013.

The Registrant anticipates filing its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed period allowed by Rule 12b-25.

The above statements and those contained in the referenced Current Report on Form 8-K regarding the expected impact and amounts of the restatements and the anticipated timing of the Registrant’s filings with the Securities and Exchange Commission regarding the restatements constitute forward-looking statements that are based on the Registrant’s current expectations. The actual impact and amounts and the detailed presentation of the restatements will be included in the Registrant’s upcoming filings after the restatements. There can be no assurance that the final impact and the amounts of the restatements will not differ materially from estimates that are described or are referred to in this Form 12b-25 or that any other information set forth herein will not change materially before the Registrant files its restated financial statements for the Relevant Periods.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Parslow	(508)	459-8100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant believes that the adjustments necessary to make those amendments to the Relevant Periods will have no effect on the Registrant’s previously reported cash and cash equivalents and cash flow from operations. The estimated impact of the restatements for the Relevant Periods is expected to decrease revenue and net income by approximately $0.6 million for the year ended December 31, 2011 and approximately $3.1 million through the first nine months of 2012.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current beliefs and expectations of the Registrant’s management and are subject to significant risks and uncertainties. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause the Registrant’s actual results, as well as the Registrant’s expectations regarding materiality or significance, the Restatement’s quantitative effects, the effectiveness of the Registrant’s disclosure controls and procedures, material weaknesses in internal control over financial reporting, to differ materially from those in the forward-looking statements. These factors include, among other things, the risk that additional information may arise from the preparation of the Registrant’s restated consolidated financial statements and that the Registrant’s internal control over financial reporting may be inadequate or have weaknesses of which the Registrant is not currently aware or which have not been detected. The Registrant does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements, except as required by law. For a discussion of a variety of risk factors affecting the Registrant’s business, see “Item 1A — Risk Factors” in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011.

WORLD ENERGY SOLUTIONS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

World Energy Solutions, Inc.

Date	April 2, 2013	By:	/s/ James Parslow
			Name:	James Parslow
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).